CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
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E mariette.mantel@csm.nl
I www.csm.nl

07021729

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 1 2 2007 WASH, D.C. 185 SEC

Subject CSM nv, (SEC File No. 82-34886)

Date March 2, 2007

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release February 28, 2007: CSM reports strong improvement in results for 2006, succesful execution of 3S program
- Press release February 28, 2007: Gilles van Nieuwenhuyzen leaves CSM

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

Enclosure(s)

dlw 3/13

CSM nv
Corporate Communications

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 62 16
F 020 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS STRONG IMPROVEMENT IN RESULTS FOR 2006
SUCCESSFUL EXECUTION OF 3-S PROGRAM

Diemen, the Netherlands, 28 February 2007

Main Developments 2006

- Net sales from continuing operations increased from € 2,392 million to € 2,421 million, up 1.2%. Organic net sales growth was 2.3%.
- The operating result from continuing operations before exceptional items amounted to € 155.1 million, up 21%.
- The result after taxes from continuing operations amounted to € 63.8 million (2005: € 39.6 million).
- The 3-S program is on track: cost savings amounted to € 43 million in 2006, resulting in cumulative savings of € 62 million. Restructuring costs totaled € 24 million in 2006.
- The share repurchase program of € 180 million has been completed.
- Dividend proposal equals that for 2005: € 0.80 per share (pay-out ratio 54.3%).

Key Figures

millions of euros	2006	2005	Change
Net sales from continuing operations	2,421	2,392	1.2%
Operating result before exceptional items	155	128	21%
Exceptional items	-33	-24	
Operating result	122	104	17%
Result from discontinued operations*	41	384	
Result after taxes	105	423	
EPS (in €)	1.47	5.72	
EPS from continuing operations (in €)	0.90	0.54	67%
ROS before exceptional items (in %)	6.4%	5.4%	
ROCE before exceptional items (including goodwill) (in %)	9.0%	7.0%	

* Result from discontinued operations relates to the result of CSM Sugar in 2005 and 2006 and of Sugar Confectionery in 2005.

Gerard Hoetmer, CEO of CSM, on the strategy and results

"We look back on the past year with a sense of pride. 2006 was a good year for CSM, both financially and operationally. Our sharpened strategy, developed with a view to turning CSM again into a cost-conscious, customer-oriented and innovative player, is up and running. This strategy also means divesting of longstanding good companies.
The new course has generated a rise in the results for 2006. It is quite an achievement of our people to make sales and profit grow organically in a period of major restructuring.

All the businesses at Bakery Supplies Europe took successful steps last year to improve organizational efficiency and effectiveness. For example, the British and German organizations made substantialc changes to their overheads structure and are now working faster and more cost-effectively; the Spanish and Portuguese activities have been merged; and factories have been shut down in, amongst other places, the UK and France. Meantime, we took our first steps in 2006 toward a centralized European organization. In addition to a European procurement organization we made a start on a European-led R&D organization and on the preparations for the transition from a country-based organization to a European organization. This transition will make heavy demands on a large group of motivated people in 2007.

Bakery Supplies North America started developing a centralized procurement system in the US in the second half of 2006, leveraging the experience in Europe. Over the past years various activities were sold or closed to facilitate the reorganization of the division into three strong companies. Now that this reorganization is completed and the companies are showing growth, the time has come to further strengthen our growth and market position through acquisitions. This was the aim behind the takeover of CGI Desserts in September 2006 and the purchase of the bread improvers, bakery mixes and emulsifier operations of Archer Daniels Midland (ADM) in January 2007.

PURAC also took various measures last year. The workforce was reduced, factories were optimized, and purchase savings were realized. The construction of the new lactic acid factory in Thailand is part of this strategy. Thanks to economies of scale and state-of-the-art production methods we can significantly increase the efficiency in lactic acid production. Organizational changes have also been implemented at PURAC to make the company more market-oriented with a clear focus on customer needs.

Given all the strategic initiatives that were taken in the past year to turn CSM again into an effective and efficiently run organization, we are fully confident that we will achieve our goals for 2008. We also intend to make acquisitions to reinforce our market-leadership positions. In the years ahead we will grow on the basis of the foundations which are now being laid."

2006 financial comments

Net Sales
Net sales from continuing operations increased from € 2,392 million to € 2,421 million in 2006, up 1.2%. Net sales were adversely affected by currency effects (€ 8 million negative) and the sale and acquisition of activities (€ 18 million negative). If sales growth is adjusted for this, organic growth is 2.3%.

Operating Result before Exceptional Items
The operating result from continuing operations (Bakery Supplies and PURAC) before exceptional items increased by € 26.8 million to € 155.1 million, up 21%. Currency effects had a limited impact of € 1.5 million negative. Our results were also adversely affected by a rise in the price of sugar, particularly in the US (€ 9 million negative). The contribution by the acquired company CGI Desserts as of September 2006 was in line with our estimate of € 2.5 million.

The improved operating result before exceptional items is attributable to the savings from our 3-S program in particular. Including the additional savings of € 43 million in 2006, the cumulative savings amounted to € 62 million.

Financial Income and Charges, and Tax
On balance, financial income and charges amounted to € 47.6 million negative (2005: € 59.0 million negative). This item includes charges of arising from the repayment of the private placement (€ 32.7 million) and the convertible bond loan (€ 2.3 million). It also includes an income item of € 12.9 million arising from fluctuations in the fair value of derivatives.

The effective tax rate from continuing operations was 14.1% in 2006 (2005: 12.0%). This lower than expected tax resulted in particular from a tax reorganization in the U.S. which enabled fiscal amortization of past goodwill.

Result after tax
The result after tax from continuing operations including exceptional items increased by € 24.2 million up to € 63.8 million (2005: € 39.6 million). The earnings per share from continuing operations including exceptional items rose to € 0.90 (2005: € 0.54).

The result after tax from continuing and discontinued operations including exceptional items amounted to € 105.0 million (2005: € 423 million). The result after tax from discontinued operations (CSM Sugar) amounted to € 40.9 million. The earnings per share including discontinued operations amounted to € 1.47 (2005: € 5.72)

Balance Sheet
On balance, shareholders' equity before profit appropriation decreased by € 101.5 million to € 844.9 million. The main movements were:

- the addition of the profit over 2006 of € 104.7 million;
- a decrease of € 57.8 million in connection with the dividend for financial year 2005;
- a decrease of € 155.1 million in connection with the repurchase of CSM depositary receipts of shares to optimize the financing structure of the company.

Working Capital
Working capital decreased to € 178.8 million (2005: € 293 million). The reclassification of CSM Sugar decreased working capital by € 90.0 million. Inventories increased by € 11.6 million, trade debtors decreased by € 1.0 million and payables decreased by € 22.1 million. The weaker US dollar at the end of 2006 (€ / US dollar = 1.32) compared with the end of 2005 (€ / US dollar 1.18) led to a decrease in the working capital by € 12 million.

Capital Employed
Capital employed from continuing operations amounted to € 756.2 million an increase of € 28.8 million (2005: € 727.4 million). This increase is mainly the result of capital expenditure in fixed assets, which were higher than depreciation and the acquisition of CGI Desserts, partly compensated by the lower exchange rate of the US dollar per end of 2006.

Net Debt / EBITDA
CSM aims to maintain healthy balance sheet ratios and applies a maximum net debt position of 3 x EBITDA as ratio for debt funding. At the end of 2006 the net debt position was 2.0 x EBITDA.

Cash Flow
Cash flow from operational activities from continued operations was € 96.4 million (2005: € 69.2 million), due mainly to better results.

Cash flow from investment activities was € 180.9 million negative, due primarily to capital expenditure of € 124.5 million in fixed assets and the acquisition of CGI Dessert for € 58.9 million.

Financing
The net debt position increased by € 166.9 million to € 592.2 million (2005: € 425.3 million) largely as a result of:
- the positive cash flow from continuing operations of € 96.4 million from operating activities;
- positive currency effects of € 41 million;
- capital expenditure of € 124.5 million on fixed assets;
- the repurchase of depositary receipts of own shares worth € 155.1 million;
- payment of a total of € 57.8 million in dividend for financial year 2005.

As at 31 December 2006 the interest-bearing debt amounted to € 656.8 million (31 December 2005: € 468.5 million). The average effective interest rate of the debt outstanding as at 31 December 2006 was 5.0% and the average remaining term was 3.1 years (31 December 2005: average interest rate 6.23% and average term 5.3 years).

Financial Targets for 2008 reiterated
- CSM Total
  - Increasing ROS from 5.4% (2005) to at least 8.5%; ROS 2006: 6.4%
  - Improving ROCE (including goodwill) from 7% (2005) to 12%; ROCE 2006: 9%
  - A total of € 110 million in cost savings in 2008 (3-S program); 2006 savings: € 62 million
- Bakery Supplies, targets for 2008:
  - Increasing ROS from 5.9% (2005) to 8-10%; ROS 2006: 6.7%
  - Improving ROCE from 8.1% (2005) to 11-13%; ROCE 2006: 10.1%
  - Above market sales growth of 1-2%; 2006: organic sales growth of 2.0%
- PURAC, targets for 2008:
  - Increasing ROS from 8% (2005) to 15-20%. ROS 2006: 9.2%
  - Improving ROCE from 7.8% (2005) to 15-20%. ROCE 2006: 8.7%
  - Average sales growth in line with historical growth of around 10%; 2006: organic sales growth of 5.0%

Prospects for 2007

<u>CSM Total</u>
2007 will be another year of substantial progress towards our strategic and financial goals. Our financial goals for 2008 are a ROS of 8.5% and a ROCE of 12%. After the progress we have made in 2006, 2007 will again show a major step forward towards these goals. Strategically very important are the transformation of BSEU into one

European organization and the integration of the logistics activities within BSNA. However, both will show their benefits in the years after 2007.

Sales growth will be in line with 2006. The major investments in R&D and the organizational changes should start bearing fruit during 2007, although the impact on 2007 performance will be limited.

With our 3-S program we expect to realize additional savings of € 30 million in 2007, half of which will flow to the bottom line, whereas the other half will fund strategic investments in R&D and marketing.

The acquisitions of CGI Desserts, the specialty ingredients business of ADM, and Wilke Resources (acquired by PURAC) will approximately add € 9 million in EBITA in 2007.

Interest expenses should be in line with 2006 if all 2006 exceptional interest is excluded. Our normal tax burden should be between 25 and 30% of income before tax.

Income from discontinued operations will contain the results of CSM Sugar until the time the divestment is complete.

Capital investments will outpace depreciation mainly due to the final investments for the Thai PURAC factory. We expect working capital as a % of sales to improve slightly.

Bakery Supplies Europe

2007 will be an important year for the further positioning of our European operations. Sales in 2007 will show limited growth due to the focus on continued restructuring and the fact that the investments in innovation will only contribute substantially in 2008.

The rise in the prices of raw materials, part of which cannot be fully absorbed in the selling prices in the short term, may have a limited negative effect on the margins. On balance, the operating result excluding restructuring charges is expected to grow in line with our targets for 2008 supported by the cost savings of the 3-S program.

Bakery Supplies North America

We expect organic growth to continue in 2007. However, given the various restructuring activities, growth may be at a slightly lower level. We do not expect the additional innovation efforts to contribute to the result until 2008. We expect the acquisition of CGI Desserts and of the specialty ingredients business of ADM to contribute approximately € 8 million to the operating result of BSNA. The operating result for 2007 is expected to increase in line with our targets for 2008.

PURAC

We anticipate a growth in sales in 2007, which is in line with the average market growth over the past years of 8 to 10%. We expect growth and further savings under the 3-S program to again improve PURAC's operating result for 2007. PURAC is expected to improve its results at an accelerated pace in 2008 when the new plant in Thailand becomes operational.

Amendments to the Articles of Association

At the Shareholders' meeting of 25 April 2007 we will propose to amend the Articles of Association to effect:

- the abolition of the system of depositary receipts of shares;
- the classification of the outstanding financing preference shares as equity.

Dividend Proposal

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend. Holders of ordinary shares and of depositary receipts of ordinary shares will be proposed a cash dividend of € 0.80 per ordinary share for 2006 (pay-out ratio 54.3%). The proposed amount for the cash dividend equals the cash dividend for 2005 (pay-out ratio for 2005: 14.0%).

For more information please contact:
Press: Jikke Slijkhuis, Corporate Communications: tel. +31 (0)20 590 6216
Analysts: Ian Blackford, Investor Relations Manager: tel. +31 (0)20 590 6349/mob. +44 (0)7767 227506

Appendices

1. Business developments by division
2. Consolidated profit and loss account
3. Consolidated profit and loss account for continuing operations before exceptional items
4. Consolidated balance sheet
5. Movements in shareholders' equity
6. Consolidated cash flow statement
7. Key figures
8. Breakdown 3-S program
9. Overview by business segment
10. Notes

Press Conference and Analyst Presentation (Webcast)
The press conference will be held on Wednesday 28 February 2007 at 09.00 hours (CET) at the offices of CSM, Nienoord 13 in Diemen. At 11.00 hours (CET) a meeting will be held with analysts at this same location, which can be followed live via our website, www.csm.nl. The slides that will be presented can be downloaded from our website.

1. Business Developments by Division in 2006

Bakery Supplies

Calendar year *millions of euros*	**2006** before exceptional items	**2005** before exceptional items	**2006**	**2005**
Net sales	2,126.0	2,110.6	2,126.0	2,110.6
Operating result	141.8	125.5	110.6	106.7
ROS%	6.7	5.9	5.2	5.1
ROCE including goodwill %	10.1	8.1	7.8	6.9

Bakery Supplies Europe

Calendar year *millions of euros*	**2006** before exceptional items	**2005** before exceptional items	**2006**	**2005**
Net sales	1,041.9	1,085.6	1,041.9	1,085.6
Operating result	66.9	55.8	42.7	43.2
ROS%	6.4	5.1	4.1	4.0
ROCE including goodwill %	8.5	6.8	5.4	5.2

Important Operational Developments

- Drastic changes to overhead structures of organizations in UK and Germany
- First successes of centralized European procurement organization
- Launch of European-led R&D organization
- Investments in new capacity for donuts in the UK and Germany and bread snacks in Belgium
- Announced closure of factory in Italy
- Announced transition from current country-based organization to one European organization

Business Developments

Net sales in 2006 amounted to € 1,041.9 million against € 1,085.6 million in 2005. Organic growth in sales was 2.3% negative. Sales in Europe was flat if we take account of the market positions we withdrew from for strategic reasons. These flat sales should be seen in the light of the development program which we have started in Europe. In 2006 the emphasis was on cost savings and organizational improvements. In 2007 we shall continue to focus on these objectives. In addition, we have made strategic investments in capacity which will take effect in the coming years.

The operating result before exceptional items improved substantially and increased by 19.9% to € 66.9 million (2005: € 55.8 million). This improvement is attributable to the 3-S program, which resulted in savings of € 27 million for 2006, up by € 23 million compared to 2005. A limited rise in the market prices of raw materials essential to our operations was offset by savings from our centralized procurement.

As in recent years, there was a limited decline in the number of independent smaller bakeries in the artisan segment, the most important sales channel. This trend will probably continue in the coming years. We consider this segment essential to CSM and aim to enlarge our share in it by, amongst other things, joining forces with artisan bakers to find new growth opportunities via product range innovations.

There was moderate growth in the industrial bakery and bakery chain segment. Our new European-steered structure will strengthen the focus on fats and ingredients for the industrial market in particular.

The in-store bakery (retail chain) segment is growing in all countries, particularly in the case of frozen products which are baked off "in-store" or are ready for consumption after defrosting.
The strongest growth has occurred in the food service and OOH segment, primarily because of the increase in fastfood restaurants and coffee bars. The demand for frozen products is predominant in this segment as well.

Prospects Bakery Supplies Europe

2007 will be an important year for the further positioning of our European operations. The transition from a country-based organization to an integrated customer-oriented European organization will make heavy demands on our personnel. The preparations have been intensive and detailed. The plans have been discussed with the stakeholders and fine-tuned in collaboration with experts. We are fully confident that the transition will be successful. The extensive structural change from a country-based to a European organization and the centralized coordination of our R&D activities are essential investments in the future of CSM. Though we expect to see significant benefits after 2007, it is unlikely that the benefits in 2007 itself will outweigh the costs incurred in this year. Sales in 2007 will show limited growth due to the focus on continued restructuring and the fact that the investments in innovation will only contribute substantially in 2008.
Our 3-S program will also make a major contribution to the growth in our operating result in 2007. The procurement program will play a key role in this process. Towards the end of 2006 there was a particularly steep rise in the price of wheat and vegetable oils. Although we expect to absorb this rise in the selling prices in due course, we cannot rule out a limited negative effect on our margins in the short term. On balance, the operating result excluding restructuring charges will grow in line with our targets for 2008 supported by our 3-S program.

Bakery Supplies North America

Calendar year (in euros) *millions of euros*	**2006** **before exceptional items**	**2005** **before exceptional items**	**2006**	**2005**
Net sales	1,084.1	1,025.0	1,084.1	1,025.0
Operating result	74.9	69.7	67.9	63.5
ROS%	6.9	6.8	6.3	6.2
ROCE including goodwill %	12.1	9.6	10.9	8.8

Calendar year (in US dollars) *millions of US dollars*	**2006** **before exceptional items**	**2005** **before exceptional items**	**2006**	**2005**
Net sales	1,361.5	1,273.6	1,361.5	1,273.6
Operating result	94.4	85.9	85.7	78.4
ROS%	6.9	6.7	6.3	6.2
ROCE including goodwill %	11.9	10.0	10.8	9.1

Important Operational Developments

- Announced closure of factory in Elk Grove Village
- Launch of centralized procurement organization
- Merger of Caravan and American Ingredients Company (Caravan Ingredients)
- Investment in two new innovation centers

Business Developments

Sales showed organic growth of 6.6%. We are content with this result as it reflects the success of our strategy despite limited market growth. Growth occurred in all our activities, but particularly in frozen products – as in Europe.

The operating result in US dollars, excluding restructuring charges and other exceptional items, improved by 9.9%. A considerable rise in the price of sugar on the US market had a strongly negative impact on this growth. The sugar price rose largely because of lower supplies in the wake of Hurricane Katrina. We expected it to fall again in the short term. To sustain our growth in the market we decided to raise our prices only slightly or not at all. As a result, the operating result for 2006 has been negatively affected to the value of USD 11 million. The savings generated by our 3-S program amounted to US$ 14 million in 2006, an increase of US$ 9 million compared with 2005. This is in line with our expectations.

The artisan bakery segment remained stable. As in previous years, relatively fast growth occurred in the in-store bakery chains, largely due to the rising popularity of superstores and clubstores. This is the largest market segment for the division, where both Brill and the newly acquired CGI Desserts enjoy strong positions. The demand for frozen products, including cakes, cookies and almost-ready items increased in particular. The demand from the industrial bakeries remained at around the same level, but the trend toward healthy eating pushed up the demand for wholemeal bread mixes. Food service/OOH is the fastest growing segment, largely due to the rising demand from restaurant chains.

Prospects Bakery Supplies North America

We expect organic growth to continue in 2007. However, given the integration programs at our ingredients businesses and the complex logistical project scheduled to start in 2007, growth may be at a slightly lower level. We do not expect the additional innovation efforts to contribute to the result until 2008.

The operating result will benefit from the additional organic growth. Also, CGI Desserts' operating result will be consolidated for the full year and the recently acquired Archer Daniels Midland (ADM) specialty ingredients business as of 1 February 2007. These acquisitions will generate a total of US$ 11 million Ebita in 2007. We further expect a positive effect from the fall in the price of sugar in recent months and the 3-S program. In 2007, we shall reap the benefits of the centralized procurement program in particular. The operating result will increase in line with our targets for 2008.

Capital expenditure on fixed assets will be higher than depreciation. A limited decline is expected in working capital.

PURAC

Calendar year *millions of euros*	2006 before exceptional items	2005 before exceptional items	2006	2005
Net sales	295.4	281.0	295.4	281.0
Operating result	27.3	22.5	21.8	17.0
ROS%	9.2	8.0	7.4	6.0
ROCE including goodwill %	8.7	7.8	6.9	5.9

Important Operational Developments

- Sales and product development organization transformed into three customer segments: Food & Nutrition, Meat, and Chemicals & Pharma
- 8% workforce reduction resulting from restructuring
- Expansion of factory in Brazil
- Central procurement together with Bakery Supplies Europe and Bakery Supplies North America
- Construction of lactic acid factory in Thailand on track

Business Developments

Sales increased organically by 5.0% as a result of, on balance, volume growth of 6.6%, a limited price rise at the start of 2006, and the effects of a less favorable product mix and price pressure in specific segments. The shift in the mix to products with a lower selling price is due mainly to larger sales of ingredients for animal feed.

The operating result, excluding restructuring charges and other exceptional items, increased by € 4.8 million or 21.3% – an important turnaround as PURAC's operating result had shown negative growth in the past three years. We see this turnaround as confirmation that the strategic adaptations in 2005 are beginning to pay off. The result was negatively affected by the increase in the price of energy, sugar and other raw materials (€ 8.6 million), and the investment in Thailand (€ 2.4 million). These negative effects are, however, more than offset by the higher sales of € 14.4 million and the cost savings of € 12.0 million from the 3-S program.

The market for lactic acid and lactic acid derivatives has seen compound average growth of more than 10% in the past 20 years. Food safety, health and environmental-friendliness are the trends we respond to in our product innovation. Volume growth has been lower in the past few years (approximately 8% for 2005 and 2006) and increased competition has made it difficult for us to pass on the increase in the price of raw materials to our selling prices. Between 2003 and 2005 the market expanded, especially, through innovation by PURAC in meat preservatives. During this period the meat preservative market grew substantially to approximately € 50 million. Because of the increased competition in this lucrative market and a preference among large customers to appoint a second supplier besides PURAC in order to limit supply risks, PURAC realized less than its proportional share in this market in 2005 and 2006.

Prospects PURAC

We anticipate a growth in sales, which is in line with the average market growth over the past years of 8 to 10%. The effects of the improved coordination with our customers through the reorganization into customer segments will become visible in 2007. We feel encouraged by the new customer and new product pipelines. Price increases are necessary to cover the higher costs of energy, sugar and corn syrup in particular. As PURAC had already covered most of the sugar deliveries for 2006 at the start of the year, it did not feel the effect of the increase in prices on the world market until 2007. The extent to which the increase in the costs of raw materials can be absorbed by the announced and – partially – implemented price rises will have an impact on PURAC's operating result. One important factor for PURAC is the development of the exchange rate of the US dollar against the euro and the Brazilian real. PURAC faces an exchange rate loss from the recent fall in the US dollar against both

currencies. This is due to the fact that a large part of the sales in the US is produced in Europe and Brazil. Local competition makes it difficult to offset this exchange rate difference via the selling prices. An exchange rate of USD 1.30 to the euro causes a negative effect of around € 2 million on PURAC's operating result compared to 2006. The costs of the investment in Thailand will further increase in 2007. The intention is to start up the plant in the fourth quarter of 2007. We do not expect any deliveries from the new plant in 2007. We expect growth and further savings under the 3-S program to again improve PURAC's operating result as planned.
It should be noted that, in contrast with our bakery business, PURAC will not achieve its 2008 targets gradually, but will improve its results at an accelerated pace in 2008 when the new plant in Thailand becomes operational. The new plant will produce at a far lower cost price and hence will have a significant positive impact on the result. Up to and including 2007, the construction of the new factory will generate substantial costs which will be largely capitalized but will also have a significantly negative impact on the profit and loss account. Capital expenditure in 2007 will again far outweigh depreciations because of the completion of the new plant in Thailand. Up to and including 2006 € 43 million has been invested of the total announced investment of € 98 million.

CSM Sugar

Calendar year *millions of euros*	**2006** **before exceptional items**	**2005** **before exceptional items**	**2006**	**2005**
Net sales	267.9	226.9	267.9	226.4
Operating result	53.7	40.8	57.3	30.3
ROS%	20.0	18.0	21.4	13.4
ROCE including goodwill %	56.1	36.1	60.0	26.8

The CSM strategy is built around activities in which we can gain market leadership. As this does not apply to our sugar activities, we decided to sell our Sugar Division. On 21 July 2006 we announced our intention to sell CSM Sugar to Royal Cosun.

The intended transaction has been submitted to the Netherlands Competition Authority (*NMa*) for approval. Currently, we are still waiting for the NMa to approve the sale. We expect this to be forthcoming in the first quarter of 2007. The figures for CSM Sugar are therefore reported as discontinued operations.

Net turnover increased by more than € 41 million. Compared with the previous year a higher volume of around 44,000 tons in quota sugar was sold in the report year. Exports to non-EU countries and a higher volume in the EU accounted for the additional volume. However, increasing price pressure in the EU adversely affected the growth in turnover.

The turnover from C sugar was significantly higher than last year due to the larger volume and substantially higher price on the world market.

The higher turnover volume, the price rise on the world market and a strong decrease in the production levy contributed significantly to the positive development of the operating result.
Increased pressure on the margins and the strong rise in the price of energy impacted the result negatively.
In accordance with IFRS depreciation of fixed assets stopped upon announcement of the sale. This has a positive effect of € 6.7 million on the operating result for 2006.

2. Consolidated Profit and Loss Account

millions of euros	2006	2005
Continuing operations		
Net sales	2,421.4	2,391.6
Costs of raw materials and consumables	-1,366.6	-1,353.2
Added value	**1,054.8**	**1,038.4**
Production costs	-376.7	-387.7
Warehousing and distribution costs	-183.9	-165.8
Gross profit	**494.2**	**484.9**
Selling expenses	-206.0	-213.3
General and administrative expenses	-168.0	-164.0
Other costs	-	-5.1
Other proceeds	1.7	1.5
Operating result	**121.9**	**104.0**
Financial income	17.7	11.6
Financial charges	-65.3	-70.6
Result before taxes from continuing operations	**74.3**	**45.0**
Taxes	-10.5	-5.4
Result after taxes from continuing operations	**63.8**	**39.6**
Discontinued operations		
Result after taxes CSM Sugar[1]	40.9	15.7
Result after taxes CSM Sugar Confectionery[2]	-	2.7
Result from sale after taxes	-	365.4
Result from discontinued operations	**40.9**	**383.8**
Result after taxes	**104.7**	**423.4**
Per ordinary share in euros		
Earnings from continuing operations	0.90	0.54
Diluted earnings from continuing operations	0.89	0.53
Earnings from discontinued operations	0.57	5.18
Diluted earnings from discontinued operations	0.57	5.07
Earnings	1.47	5.72
Diluted earnings	1.46	5.60

[1] The result from discontinued operations comprises the result of CSM Sugar excluding financial income and charges. Taxes have been specifically allocated to CSM Sugar based on the nominal tax rate in the Netherlands.

[2] The result from discontinued operations comprises the result of CSM Sugar Confectionery excluding financial income and charges. Taxes have been proportionately allocated to CSM Sugar Confectionery based on the tax rate for CSM as a whole (2005: 26.6%).

3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

millions of euros	**2006 before exceptional items**	**Excep-tional items**	**2006 total**	**2005 before exceptional items**	**Excep-tional items**	**2005 total**
Net sales	2,421.4		2,421.4	2,391.6		2,391.6
Costs of raw materials and consumables	-1,366.6		-1,366.6	-1,353.2		-1,353.2
Added value	**1,054.8**		**1,054.8**	**1,038.4**		**1,038.4**
Production costs	-353.2	-23.5	-376.7	-361.6	-26.1	-387.7
Warehousing and distribution costs	-182.3	-1.6	-183.9	-160.5	-5.3	-165.8
Gross profit	**519.3**	**-25.1**	**494.2**	**516.3**	**-31.4**	**484.9**
Selling expenses	-205.4	-0.6	-206.0	-208.6	-4.7	-213.3
General and administrative expenses	-158.8	-9.2	-168.0	-179.4	15.4	-164.0
Other costs	-	-	-	-	-5.1	-5.1
Other proceeds	-	1.7	1.7	-	1.5	1.5
Operating result	**155.1**	**-33.2**	**121.9**	**128.3**	**-24.3**	**104.0**
Financial income	17.7	-	17.7	11.6	-	11.6
Financial charges	-65.3	-	-65.3	-70.6	-	-70.6
Result before taxes from continuing operations	**107.5**	**-33.2**	**74.3**	**69.3**	**-24.3**	**45.0**
Taxes	-20.4	-9.9	-10.5	-11.4	-6.0	-5.4
Result after taxes from continuing operations	**87.1**	**-23.3**	**63.8**	**57.9**	**-18.3**	**39.6**

The exceptional items for 2006 can be specified for each division as follows.

CSM Bakery Supplies Europe: a net negative total of € 24.2 million in exceptional items. The breakdown is as follows:

- An amount of € 11.5 million in fixed asset impairments at Délices de la Tour, BakeMark Ingredients France, and BakeMark Italia – classified as production costs.
- Costs of € 4.4 million arising from the reorganization of the BakeMark UK activities – recognized as warehousing and distribution costs (€ 1.5 million) and general and administrative expenses (€ 2.9 million).
- The result of € 1.7 million from the sale of part of Unipro Nederland's activities – recognized as other proceeds.
- Costs of € 3.8 million arising from preparations for the production strategy – classified as selling expenses (€ 0.2 million) and general and administrative expenses (€ 3.6 million).
- A positive result of € 0.4 million due to the changed pension plan for the management – classified as general and administrative expenses.
- Costs of € 2.9 million arising from the closure of a production facility at BakeMark Italia – recognized as production costs (€ 2.7 million), selling expenses (€ 0.1 million), and warehousing and distribution costs (€ 0.1 million).
- Costs of € 3.7 million arising from the reorganization of the sales activities at BakeMark Deutschland – classified as general and administrative expenses.

CSM Bakery Supplies North America: a net negative total of € 7.0 million in exceptional items. The breakdown is as follows:

- Costs of € 9.0 million arising from the closure of H.C. Brill's production facility in Elk Grove Village – recognized as production costs.
- Costs of € 1.3 million arising from the merger of Caravan Products and American Ingredients Company into one operating company – recognized as selling expenses (€ 0.3 million) and general and administrative expenses (€ 1.1 million).
- A one-off profit of € 0.7 million on the sale of one of the buildings of BakeMark USA – recognized as general and administrative expenses.
- A positive result of € 2.6 million due to the changed pension plan at Caravan Ingredients Company – classified as general and administrative expenses.

PURAC: a net negative total of € 5.5 million in exceptional items. The breakdown is as follows:

- Costs of € 5.2 million arising from the changed pension plan at PURAC biochem – recognized as general and administrative expenses.
- Costs of € 0.3 million arising from the reorganization at PURAC biochem and PURAC Sintéses – recognized as production costs.

Corporate costs: a net positive total of € 3.5 million in exceptional items. The breakdown is as follows:

- A positive result of € 2.3 million due to the changed pension plan for senior management – classified as general and administrative expenses.
- A one-off profit of € 0.8 million on the sale of a building – recognized as general and administrative expenses.
- A one-off release of a provision of € 0.4 million arising from the sale of the Sugar Confectionery Division – classified as general and administrative expenses.

4. Consolidated Balance Sheet

before profit appropriation, millions of euros	31-12-2006	31-12-2005
Assets		
Property, plant & equipment	585.6	618.9
Intangible fixed assets	702.3	648.9
Financial fixed assets	10.4	9.4
Deferred tax assets	57.3	49.6
Total fixed assets	**1,355.6**	**1,32.8**
Stocks	246.4	403.3
Receivables	312.4	344.1
Tax assets	17.2	30.8
Cash and cash equivalents	80.2	78.3
Assets held for sale	213.3	
Total current assets	**869.5**	**856.5**
Total	**2,225.1**	**2,183.3**
Liabilities		
Shareholders' equity	**844.9**	**946.4**
Provisions	135.2	166.0
Deferred tax liabilities	43.1	82.1
Non-current liabilities	656.8	468.5
Total non-current liabilities	**835.1**	**716.6**
Interest-bearing current liabilities	15.6	35.1
Trade payables	192.2	238.7
Other non-interest-bearing current liabilities	128.2	213.2
Tax liabilities	76.8	33.3
Liabilities held for sale	132.3	
Total current liabilities	**545.1**	**520.3**
Total	**2,225.1**	**2,183.3**

5. Movements in Shareholders' Equity

millions of euros	Ordinary share capital	Share premium reserve	Other reserves	Retained earnings	Total
As at 1 January 2005	**20.2**	**6.9**	**-12.7**	**669.2**	**683.6**
Movement in hedge reserve			-5.0		-5.0
Movement in translation reserve			15.8		15.8
Movement in legal reserve capitalization developmentcosts			1.0	-1.0	
Result recognized in shareholders' equity	**-**	**-**	**11.8**	**-1.0**	**10.8**
Profit financial year 2005				423.4	423.4
Total result 2005	**-**	**-**	**11.8**	**422.4**	**434.2**
Dividend				-61.1	-61.1
Repurchase company shares				-112.0	-112.0
Movement in option reserve			0.6		0.6
Conversion beet growers' bonds		1.1			1.1
Withdrawal shares	-0.6	-0.3		0.9	
Total transactions with shareholders	**-0.6**	**0.8**	**0.6**	**-172.2**	**-171.4**
As at 31 December 2005	**19.6**	**7.7**	**-0.3**	**919.4**	**946.4**
Movement in hedge reserve	-	-	16.7	-	16.7
Movement in translation reserve	-	-	-10.7	-	- 10.7
Movement in legal reserve capitalization developmentcosts			0.8	-0.8	
Result recognized in shareholders' equity	**-**	**-**	**6.8**	**-0.8**	**6.0**
Profit financial year 2006	-	-	-	104.7	104.7
Total result 2006	**-**	**-**	**6.8**	**103.9**	**110.7**
Dividend				-57.8	-57.8
Repurchase company shares				-155.1	-155.1
Movement in option reserve			0.7		0.7
Withdrawal shares	-1.4	-0.6		2.0	
Total transactions with shareholders	**-1.4**	**-0.6**	**0.7**	**-210.9**	**-212.2**
As at 31 December 2006	**18.2**	**7.1**	**7.2**	**812.4**	**844.9**

6. Consolidated Cash Flow Statement

millions of euros	2006	2005
Cash flow from operating activities		
Result after taxes	104.7	423.4
Adjusted for:		
- Discontinued operations	-40.9	-383.8
- Depreciation of fixed assets	69.1	68.7
- Impairment of fixed assets	14.7	9.8
- Result from divestments of fixed assets	-0.2	-13.6
- Result from sale of group companies and activities	-1.7	3.6
- Share options	0.7	0.6
- Interest received	-0.8	-3.3
- Interest paid	30.3	49.3
- Exchange rate differences	-4.0	-8.3
- Fluctuations in fair value of derivatives	-12.9	1.0
- Movements in shareholders' equity due to cash flow hedges	22.3	0.2
- Write-down of disbursed loan	-	6.8
- Repayment costs private loan 2003	-	13.3
- Repayment costs private loan 2001	10.4	-
- Repayment costs convertible bond loan beet growers	2.3	-
- Taxes	10.5	5.3
Cash flow from operating activities before movements in working capital	**204.5**	**173.0**
Movement in provisions	-13.9	-1.5
Movements in working capital		
- receivables	1.0	-20.4
- stocks	-11.6	-2.5
- non-interest-bearing current liabilities	-22.1	-15.9
Cash flow from business operations	**157.9**	**132.7**
Net interest paid	-45.9	-51.5
Tax paid on profit	-15.6	-12.0
Cash flow from operating activities of continued operations	**96.4**	**69.2**
Cash flow from activities of discontinued operations	**81.4**	**-2.7**
Cash flow from operating activities	**177.8**	**66.5**
Cash flow from investments		
Acquisition of group companies	-58.9	-
Sale of group companies	5.2	11.3
Capital expenditure on property, plant & equipment	-124.5	-79.4
Divestment of property, plant & equipment	8.3	25.1
Cash flow from investments of continued operations	-169.9	-43.0
Discontinued operations	-1.0	-11.7
Sale of discontinued operations	-10.0	778.2
Cash flow from investments of discontinued operations	-11.0	766.5

Cash flow from investments	**180.9**	**723.5**
Cash flow from financing activities		
Proceeds from interest-bearing debts	464.6	16.7
Repayments of interest-bearing debts	-243.8	-628.8
Repurchase of own shares (balance of repurchase and sale of company shares)	-198.0	144.4
Sale of own shares	42.9	32.4
Paid-out dividend	-57.8	-67.1
Cash flow from financing activities	**7.9**	**-791.2**
Net cash flow	4.8	-1.2
Effects of exchange rate differences on cash and cash equivalents	-2.9	3.4
Increase/decrease cash and cash equivalents	1.9	2.2
Cash and cash equivalents at start of financial year	78.3	76.1
Cash and cash equivalents at close of financial year	80.2	78.3

7. Key Figures

Continuing operations	**2006**	**2005**
millions of euros		
Net sales	2,421	2,392
Operating result	122	104
Result after taxes	64	40
Earnings per share in euros	0.90	0.54
Cash flow from operating activities	96	69
Cash flow from operating activities per share, in euros	1.36	0.93
Depreciation fixed assets	69	69
Capital expenditure on fixed assets	118	90
ROS % [2]	5.0	4.3
Result after taxes / net sales %	2.6	1.7
ROCE excluding goodwill % [3]	17.2	14.5
ROCE including goodwill % [4]	7.1	5.7
Number of employees	8,204	8,167

Continuing and discontinued operations	**2006**	**2005**
millions of euros		
Result after taxes	105	423
Earnings per share in euros	1.47	5.72
Number of employees	8,497	8,458

Shareholders' equity	845	946
Shareholders' equity per share in euros	12.81	13.26
Interest cover [5]	5.6	3.7
Balance sheet total : shareholders' equity	1 : 0.4	1 : 0.4
Net debt position : shareholders' equity [6]	1 : 1.4	1 : 2.2
Current assets : current liabilities	1 : 0.7	1 : 0.6
Net debt position/EBITDA [7]	2.0	1.8

Dividend	0.80	0.80
Dividend pay-out ratio	54.3	14.0
Number of issued ordinary shares	72,831,132	78,354,449
Number of ordinary shares outstanding with third parties [8]	65,954,285	71,371,595
Number of ordinary shares with dividend rights	65,954,285	71,371,595
Weighted average number of outstanding ordinary shares	71,101,226	74,061,602
Share price as at 31 December	29.17	23.03
Market capitalization as at 31 December	1,924	1,644
Highest price in calendar year	29.57	26.96
Lowest price in calendar year	21.19	20.87

1 Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
2 ROS is the operating result from continuing operations divided by net sales x 100.
3 ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year CSM started the diversification process.
5 Interest cover is the operating result before exceptional items divided by net interest income and charges.
6 Net debt position is the interest-bearing debts minus cash and cash equivalents.
7 EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization" before exceptional items, or Operating result before depreciation and amortization of fixed and intangible assets before exceptional items.
8 Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

8. Breakdown 3-S Program

in million euro's	plan				Total
	2005	2006	2007	2008	2008
Savings	15	55	85	110	110
Restructuring expenses	60	40	20		120

	2005 realised	2006 realised	Plan 2008	Project to date
Savings per:				
BSEU	4	27		27
BSNA	4	11		11
Bakery Supplies Total	8	38	75	38
PURAC	0	12	20	12
Sugar	11	11	12	11
Holding activities	0	1	3	1
Total	19	62	110	62
Split in				
Restructuring projects	19	46	65	46
Purchasing		16	45	16
Restructuring expenses	58	24	120	82
Cash out	25	26	80	51
FTE reduction	696	250		946

9. Segment information by business area

in million euro's	BSEU		BSNA		PURAC		HOLDING COMP		Continued Business CSM Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net Turnover	1.041,9	1.085,6	1.084,1	1.025,0	295,4	281,0	-	-	**2.421,4**	**2.391,6**
After exceptionals items										
Operating result	42,7	43,2	67,9	63,5	21,8	17,0	10,5-	19,7-	**121,9**	**104,0**
Operating result before Amort.Intangibles	43,5	43,5	68,5	63,5	22,0	17,3	10,5-	19.7-	**123,5**	**104,6**
Avg. cap.employed excl.goodwill	208,5	230,9	222,0	229,6	283,4	258,1	5,9-	1,9-	**708,0**	**716,6**
Average goodwill	581,5	595,0	398,3	494,0	31,9	31,0	-	-	**1.011,8**	**1.119,9**
Avg cap.employed incl.goodwill	790,0	825,9	620,3	723,6	315,3	289,1	5,9-	1,9-	**1.719,8**	**1.836,6**
Cap. employed excl.goodwill year end	214,5	214,7	245,4	248,5	304,3	270,1	8,0-	5,9-	**756,2**	**727,4**
Goodwill at year end	581,5	577,2	427,6	494,5	31,9	31,0	-	-	**1.041,0**	**1.102,7**
Cap. employed incl.goodwill year end	796,0	791,9	673,0	743,0	336,1	301,1	8,0-	5,9-	**1.797,2**	**1.830,1**
Depreciation										
tangible f.a.	25,3	27,7	15,7	16,1	26,3	24,3	0,2	-	**67,5**	**68,1**
intangible f.a.	0,8	0,3	0,6	0,0	0,2	0,3	-	-	**1,6**	**0,6**
Capital expenditure										
tangible f.a.	37,8-	28,7-	16,8-	12,7-	61,2-	45,4-		-	**115,8-**	**86,9-**
intangible f.a.	0,3-	1,7-	-	0,3-	1,1-	1,2-	0,4-	-	**1,8-**	**3,2-**
Impairments	11,5	9,8	3,2	-	-	-	-	-	**14,7**	**9,8**
FTE	3.790	4.137	3.235	3.371	1.022	1.028	43	51	**8.090**	**8.586**
ROS %	4,1%	4,0%	6,3%	6,2%	7,4%	6,0%			**5,0%**	**4,3%**
ROCE excl. Goodwill	20,5%	18,7%	30,6%	27,7%	7,7%	6,6%			**17,2%**	**14,5%**
ROCE incl. Goodwill	5,4%	5,2%	10,9%	8,8%	6,9%	5,9%			**7,1%**	**5,7%**
Before exceptional items										
Operating result	66,9	55,8	74,9	69,7	27,3	22,5	14,0-	19,7-	**155,1**	**128,3**
Operating result before Amort.Intangibles	67,7	56,1	75,5	69,7	27,5	22,8	14,0-	19,7-	**156,7**	**128,9**
ROS %	6,4%	5,1%	6,9%	6,8%	9,2%	8,0%			**6,4%**	**5,4%**
ROCE excl. Goodwill	32,1%	24,2%	33,7%	30,4%	9,6%	8,7%			**21,9%**	**17,9%**
ROCE incl. Goodwill	8,5%	6,8%	12,1%	9,6%	8,7%	7,8%			**9,0%**	**7,0%**

2007

1. ROS is the operating result divided by net sales x 100.
2. ROCE excluding goodwill is the operating result for the year divided by the average capital employed excluding goodwill x 100.
3. ROCE including goodwill is the operating result for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year CSM started the diversification process.

10. Notes

The summarized financial statements presented in this press release are based on the financial statements as at 31 December 2006, which are still to be made public as prescribed by law. In accordance with Section 2:395 of the Dutch Civil Code we hereby declare that our auditor Deloitte Accountants B.V. has issued an auditor's report approving the financial statements. To gain the insight that is necessary for a proper and responsible assessment of the financial position and results of CSM nv and for a clear understanding of the scope and remit of the audit by Deloitte Accountants B.V. this press release should be read in conjunction with the financial statements to which it refers and the auditor's report issued by Deloitte Accountants B.V. on 27 February 2007. We expect to publish these documents early March 2007. The financial statements are still to be adopted by the General Shareholders' Meeting.

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 62 16
F +31 20 590 62 17
E communications@csm.nl
I www.csm.nl

Press release

GILLES VAN NIEUWENHUYZEN LEAVES CSM

Diemen, the Netherlands, 28 February 2007 – CSM nv announced today that Gilles van Nieuwenhuyzen, member of the Board of Management and divisional director of CSM Biochemicals (PURAC), has taken the decision to leave CSM as of 1 May 2007. His position within the Board of Management will not be filled.

Gilles van Nieuwenhuyzen: "PURAC is in good shape and the transfer of specific PURAC knowledge within the Board of Management is secured. After six years of working in this specific industry the time has come to move on and broaden my horizon. I wish CSM lots of success in further building its activities."

Gerard Hoetmer, CEO of CSM: "It has been decided to reduce the number of board members from 4 to 3 now that the specific knowledge of the PURAC business is broadly represented in the Board. PURAC has shown a clear turnaround under Gilles' direction in 2006 and is well on track to realize the 2008 goals. We are very grateful to Gilles for his substantial contribution to the development of PURAC and CSM as a whole during these past 6 years. We wish him all the best in his further career outside CSM."

As of 1 May 2007 the CSM Board of Management will consist of Gerard Hoetmer (CEO), Koos Kramer (CFO), and Reinoud Plantenberg. CSM expects to announce the successor of Gilles van Nieuwenhuyzen as managing director of PURAC soon.

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906228 / cell phone +44 (0)7767 227506

Background information:
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.4 billion and a workforce of approximately 8,100. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information: www.csm.nl.

END